EXHIBIT 1

                             LETTER OF UNDERSTANDING


Donaldson, Lufkin & Jenrette
  Securities Corporation
277 Park Avenue
New York, N.Y.  10172

Gentlemen:

As a buyer of Special Expiration Price Options (either "down and out" calls or "up and out" puts), I understand that:

This option has been designed for sophisticated investors who seek a high degree of leverage and wish to limit their dollars at risk in any single transaction, and in exchange, are prepared to accept a complete loss of premium.

The buyer of a special expiration price call (put) is granted the privilege of buying (selling) 100 shares of a stipulated stock at a specified price (the exercise price) anytime before the date of expiration. This option is not a listed option and the buyer should note that it has special features and terms as follows:

1. The endorser or guarantor of performance is Donaldson, Lufkin & Jenrette Securities Corporation.

2. All of the salient contract features, i.e., the exercise price, the expiration date, the premium, the market value over time, and the special expiration price or cancellation price, are negotiated in advance. For example, the exercise price is usually the average market price at which the writer purchases or sells the stock. If the writer purchased 1000 shares at 30 7/8, 1000 at 31 and 1000 at 31 1/8 in order to provide the buyer with 30 calls, the exercise price would be 31.

         The premium is usually determined by the amount of time the buyer desires. A typical premium for a one year call option is 12% and is calculated by multiplying the percentage by the cost of 100 shares. For example, if the average cost equals 31, a one year call might cost 12% ($3,100 x 12%) or $372, and is due on the following business day.

3. As with all options, the buyer of Special Expiration Price Options pays a premium that decays with time. However, the premium on these options decays linearly over time. Therefore, the market value of these options at any point in time is comprised of the time value remaining and the market value of the underlying security relative to the exercise price. Adjustment to the premium remaining is generally done weekly as negotiated.

         For example, let us assume the buyer purchased 10 one year calls at 31 (down and out) for a premium of 12% or $3,720.00. There is no


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         commission cost to the buyer until there is an exercise or cash in and weekly adjustments to premium are made.

         Let us assume the stock advanced to 33 within the first week and the buyer elected to closed out his 10 calls. The market value of his options would be calculated as:

         100 (33-31) or $200 x 10 calls                    $    2,000.00
         Premium to expiration (51/52 x 3,720)                  3,648.46
                                                           -------------
         Market value                                      $    5,648.46

         The net profit (without including round trip commissions incurred on cash in) would then be $1,928.46 (or $5,648.46 less $3,720).

4. In the event the stock were to decline by a pre negotiated amount, the call option would be CANCELED, hence the expression "down and out". In the case of a put option, the advance of the stock by pre negotiated amount would cancel the put option.

         In this example, the special expiration price one year call option purchased might have provided that the option would be canceled in the event the underlying stock traded at a price 5% below the exercise price anytime during the life of the option. Therefore, if the stock purchased at 31 declined to 29 1/2 (.95 x 31 = 29.45 . . . rounded to the nearest eighth = 29 1/2), the option would be canceled and the buyer would have no further privileges. However, if the call buyer wished to keep the contract alive, he may request that he be "marked to the market", and if the writer agrees, the contract will be modified by reducing both the original exercise price and the cancellation price by an agreed upon "mark" amount before it trades at that price. The additional debit is due the following business day. For example, the buyer may agree to reduce the exercise price to 30 and the cancellation price to 28 1/2 by paying an additional $100 per contract if a "mark" of one point is mutually agreeable.

5. As opposed to a listed option, any dividends to which the holder of the stock would be entitled are given to the call buyer provided the option is exercised or cashed in. This is accomplished by our reducing the exercise price and the special expiration price by the amount of the dividend. The special expiration price is adjusted by the nearest 1/8 of a dollar for dividends of at least 1/8th.

         It should be noted that this dividend becomes a capital item as the transfer is accomplished by reducing the exercise price of the option by the amount of the dividend.

         On puts, a similar reduction of both the exercise price and the special expiration price would be effected but the rounding procedure would be reversed or down.

6. In the event of exercise and subsequent disposal of the stock or in the event of a cash-in, a round trip commission will be charged.


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7.       All premiums are due on the next business day.

8. Investors are strongly advised to consult their own tax advisors with respect to these options. No one associated with Donaldson, Lufkin & Jenrette is authorized to refer tax or legal advise to investors, and you should not rely upon any such advise to investors, and you should not rely upon any such advice, if given.

9. It is understood that the obligations under these contracts are not protected under SIPC, (Securities Investor Protection Corp.)

I thoroughly comprehend the high degree of risk associated with Special Expiration Price Options. I have considerable prior experience in trading securities, and I am sophisticated with respect to options. My financial status would not be materially affected if I would lose all of any premium I pay for these Special Expiration Price Options. My financial status is also such that I have the means to exercise options purchased by me should I decide to do so.

Finally, I acknowledge that while you have informed me generally concerning advantages and disadvantages of Special Expiration Price Options on any particular security or at any particular price, that I shall be responsible for and make such decisions. I have received a copy of this letter, have read and understand its contents, and I also understand that you will not accept any order from me to purchase a Special Expiration Price Option until at least twenty-four hours have elapsed from the execution by me of this letter.



Very truly yours,

Signed:  /s/ [ILLEGIBLE]
         -------------------

Dated:  3-23-00
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